02019608

vl 3-13-02

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[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 07 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARNER BECK INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17140 Bernardo Center Drive, Suite 300
(No. and Street)

San Diego, CA 92128
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Muir 858-675-9400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squire & Company
(Name — if individual, state last, first, middle name)

1329 South 800 East; Orem, UTAH 84097
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Richard B. Muir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Beck Inc., as of February 28, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

n/a

_______________ Signature

President
Title

Janet S Christensen
Notary Public

JANET S. CHRISTENSEN
Comm. # 1269892
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires July 31, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Squire & Company, PC
Certified Public Accountants and Business Consultants

1329 South 800 East • Orem, Utah 84097-7700 • (801)225-6900 • Fax (801)226-7739

Independent Auditor's Report on Internal Accounting Controls

Board of Directors
Warner Beck Inc.
San Diego, California

In planning and performing our audit of the financial statements of Warner Beck Inc. (the Company) for the year ended December 31, 2001, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Warner Beck Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Squire & Company, PC

Orem, Utah
January 28, 2002

WARNER BECK INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

Squire & Company, PC
Certified Public Accountants and Business Consultants

1329 South 800 East • Orem, Utah 84097-7700 • (801)225-6900 • Fax (801)226-7739

Independent Auditor's Report

To the Board of Directors
Warner Beck Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Warner Beck Inc. (a wholly-owned subsidiary of Excel Interfinancial Corporation) as of December 31, 2001 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Beck Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

Orem, Utah
January 28, 2002

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 12,295
Accounts Receivable:	
Parent company	25,323
Total assets	$ 37,618

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ 10
Stockholder's Equity:	
Preferred stock, $1 par value, 100 shares authorized, 31 shares issued and outstanding	31
Common stock, $1 par value, 49,900 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	84,869
Retained deficit	(57,292)
Total stockholder's equity	37,608
Total liabilities and stockholder's equity	$ 37,618

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2001

Revenue:	
Commissions	$ 1,897
Interest	389
Total revenue	2,286
Expenses:	
Commissions	1,563
Accounting	1,700
Licenses	942
Insurance	842
Other	160
Total expenses	5,207
Net Loss	$ (2,921)

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Capital Stock Preferred	Capital Stock Common	Additional Paid-in Capital	Retained Deficit	Total
Balance at January 1, 2001	$ 31	$ 10,000	$ 84,869	$ (54,371)	$ 40,529
Net Loss	-	-	-	(2,921)	(2,921)
Balance at December 31, 2001	$ 31	$ 10,000	$ 84,869	$ (57,292)	$ 37,608

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$ (2,921)
Changes in operating assets and liabilities:	
Decrease in receivable from parent company	5,000
Increase in liabilities	10
Net cash provided by operating activities	2,089
Net Increase in Cash	2,089
Cash at January 1, 2001	10,206
Cash at December 31, 2001	$ 12,295

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
NOTES TO FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Warner Beck Inc. is engaged in business as a broker-dealer with an emphasis in underwriting affiliated company public offerings and brokering securities. The Company does not hold customer funds or securities. Excel Interfinancial Corporation owns all of the Company's preferred and common stock.

A summary of significant accounting policies follows:

Income Taxes - The Company, through its parent company, has elected to be taxed as a small corporation under subchapter S of the Internal Revenue Code. All income and loss items of the Company are passed through to the stockholders of the parent company. Accordingly, the Company will have no provision for income taxes reported on its books.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $12,039 which was $7,039 in excess of its required net capital of $5,000. At December 31, 2001, the Company's net capital ratio was .00083 to 1.

Note 3. Related Party Transactions

The Company has an account receivable from the parent company of $25,323.

Note 4. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2001.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 **SCHEDULE I**

Net Capital:	
Total stockholder's equity	$ 37,608
Deductions and/or charges - nonallowable assets:	
Accounts receivable from parent company	(25,323)
Net capital before haircuts	12,285
Haircuts:	
Cash account	(246)
Net capital	$ 12,039
Aggregate Indebtedness:	
Accounts payable	$ 10
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 7,039
Ratio of aggregate indebtedness to net capital	0.00083 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 12,039
Net audit adjustments	-
Net capital per above	$ 12,039